SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(852) 2514-7630	lchen@stblaw.com

VIA EDGAR

January 24, 2013

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Reid Hooper, Attorney-Advisor

Terry French, Account Branch Chief

Claire DeLabar, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xueda Education Group Form 20-F for Fiscal Year Ended December 31, 2011 Filed April 27, 2012 Response Dated December 27, 2012 File No. 001-34914

Dear Mr. Spirgel, Ms. Murphy, Mr. Hooper, Mr. French and Ms. DeLabar:

On behalf of our client, Xueda Education Group, a company incorporated under the laws of the Cayman Islands (the “Company”), we hereby acknowledge the receipt by the Company of the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 18, 2013, with regard to the Company’s response to the Staff’s comment letter, dated December 27, 2012, regarding the Company’s annual report on Form 20-F for the year ended December 31, 2011 that was filed on April 27, 2012 (the “Company’s 2011 Form 20-F”).  The Company expects to file its response with the Commission via EDGAR within the time period required by the Staff in the comment letter.

Leiming Chen  Philip M.J. Culhane  Daniel Fertig  Celia Lam  Chris Lin  Sinead O’Shea  Jin Hyuk Park  Kathryn King Sudol  Christopher Wong

Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK  BEIJING  HOUSTON  LONDON  LOS ANGELES  PALO ALTO  SÃO PAULO  SEOUL  TOKYO  WASHINGTON, D.C.

In addition, the Company informs the Staff that, effective November 26, 2012, Ms. Christine Lu-Wong has been appointed as the Company’s Chief Financial Officer.  Ms. Lu-Wong can be reached by phone at (+86 10) 6427-8899 ext. 6678 (office) or by email at christineluwong@xueda.com.  The Company respectfully requests that all future correspondence from the Staff to the Company be addressed to Ms. Lu-Wong, and that Mr. Junfeng Gao be removed from all future correspondence.

Should you have any questions, please contact me by phone at (+852) 2514-7630 (office) or (+852) 9032-1314 (cell) or by email at lchen@stblaw.com or my colleague Kevin Zhang by phone at (+852) 2514-7610 (office) or (+852) 6396-8173 (cell) or by email at kzhang@stblaw.com.

Very truly yours,

/s/ Leiming Chen
Leiming Chen

cc:           Xin Jin, Chief Executive Officer and Director

Christine Lu-Wong, Chief Financial Officer

Xueda Education Group

Kevin Zhang

Simpson Thacher & Bartlett